THE MAINSTAY FUNDS

MAINSTAY FUNDS TRUST

51 MADISON AVENUE

NEW YORK, NEW YORK 10010

VIA EDGAR CORRESPONDENCE

February 22, 2022

Mr. Mark Cowan

Division of Investment Management, Disclosure Review Office

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:        Response to Comments on the Registration Statements (the “Registration Statements”) for MainStay Funds Trust (SEC File Nos. 333-160918 and 811-22321) and The MainStay Funds (SEC File Nos. 033-02610 and 811-04550) (collectively, the “Registrants”) relating to MainStay WMC Enduring Capital Fund, MainStay WMC Growth Fund, MainStay WMC Small Companies Fund, MainStay WMC Value Fund, MainStay WMC International Research Equity Fund and MainStay Balanced Fund (each a “Fund” and collectively, the “Funds”)

Dear Mr. Cowan:

This letter responds to comments provided by you on February 22, 2022 with respect to updates to the Registration Statements that were filed via correspondence with the Securities and Exchange Commission (the “Commission”) on February 18, 2022. The Registration Statements were filed with the Commission on January 10, 2022 and relate to the Funds. On behalf of the Registrants, your comments and our responses thereto are provided below along with corresponding updates made to the Registration Statements since the correspondence filing on February 18, 2022.

All defined terms in this letter have the same meaning as in the Registration Statements, except as otherwise defined herein.

Comment 1: In the section of the Prospectus entitled “Organizational Documents”, the term “federal securities laws” is defined as the Securities Act of 1933, the Securities Exchange Act of 1934, and the Investment Company Act of 1940, each as amended. We note that Rule 38a-1 under the Investment Company Act of 1940 defines the term “Federal Securities Laws” to mean the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the Investment Company Act of 1940, the Investment Advisers Act of 1940, Title V of the Gramm-Leach-Bliley Act, any rules adopted by the Commission under any of these statutes, the Bank Secrecy Act as it applies to funds, and any rules adopted thereunder by the Commission or the Department of the Treasury. Please revise the definition of “federal securities laws” in this section of the Prospectus.

Response: We have revised the definition of “federal securities laws” in response to this comment.

Comment 2: In the same section of the Prospectus, there are several statements with respect to the ability to waive a jury trial with regard to actions arising under the federal securities laws. The SEC Staff does not require this disclosure.

Response: We have revised the disclosure in response to this comment.

Comment 3: In the same section of the Prospectus, please revise the following statement to also reference the federal district courts with respect to actions arising under the federal securities laws: “[i]n addition, the designation of the Court of Chancery of the State of Delaware as an exclusive jurisdiction for certain claims may make it more expensive for a shareholder to bring a suit than if the shareholder was permitted to select another jurisdiction.”

Response: We have revised the disclosure in response to this comment.

Comment 4: In the same section of the Prospectus, please delete the phrase “only in the federal courts of the United States or” from the following sentence: “The MainStay Funds’ By-Laws require that actions by shareholders against a Fund be brought only in federal courts of the United States or in the Business Litigation Session of the Superior Court of the Commonwealth of Massachusetts, or if such court does not have subject matter jurisdiction thereof, any other count in the Commonwealth of Massachusetts with subject matter jurisdiction (the ‘MainStay Funds’ Exclusive Jurisdictions’).”

Response: We have clarified the phase to better align the disclosure with the text of The MainStay Funds’ By-Laws, which reference the federal district courts specifically.

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Sincerely,

/s/ Thomas C. Humbert Jr.

Thomas C. Humbert, Jr.

Assistant Secretary